UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-35802

CUSIP Number: 00101Y 103

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

A.C. Simmonds and Sons Inc.

Full name of Registrant

N/A

Former name if applicable

3565 King Road, King City, Ontario

Canada L7B 1M3

Address of principal executive office

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The process of compiling and processing the information required to be included in the Form 10-Q for the quarter ended September 30, 2014 could not be completed without incurring undue hardship and expense.  The Registrant expects the Form 10-Q to be filed within the extension period provided under Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jon Szczur	(905)	833-3072
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since the corresponding period of the last fiscal year, September 30, 2013, A.C. Simmonds and Sons Inc. (the “Company”) has completed the acquisitions of several entities, including Vertility Oil & Gas Corporation (on April 14, 2014) and Direct Reefer Services Inc. (on May 20, 2014).  As a result, the Company’s changes in operations will now reflect the acquisition of the operations of these wholly-owned subsidiaries.  The Company’s revenues and gross profits for the three month period ended September 30, 2013 were $5,000 and both loss from operations and net loss were $24,999.  The Company anticipates that on the Quarterly Report on Form 10-Q for the period ended September 30, 2014, the Company will report revenue for the three month period ended September 30, 2014 of approximately $800,000, gross profit of approximately $16,800, loss from operations of approximately $(633,000) and net loss of approximately $(387,000).  The Company’s revenues and gross profits for the nine month period ended September 30, 2013 were $20,500 and both loss from operations and net loss were $(79,434).  The Company anticipates that on the Quarterly Report on Form 10-Q for the period ended September 30, 2014, the Company will report revenue for the nine month period ended September 30, 2014 of approximately $1,070,000, gross profit (loss) of approximately $(15,600), loss from operations of approximately $(950,000) and net loss of approximately $(964,000).  The foregoing estimations with respect to results of operations for the period ended September 30, 2014 remain subject to revision and change prior to the filing of the Quarterly Report on Form 10-Q for the period ended September 30, 2014.

#       #      #

A.C. Simmonds and Sons Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2014	By:	/s/ Jon Szczur
Name: Jon Szczur
Title: Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).